EXHIBIT 99.1

ASM: TSX/NYSE American Avino Silver & Gold Mines Ltd. Suite 900-570 Granville Street Vancouver, BC V6C 3P1	T (604) 682 3701 F (604) 682 3600 www.avino.com

NEWS RELEASE

March 11, 2025

AVINO ACHIEVES RECORD FINANCIAL PERFORMANCE FOR 2024;

IMPROVEMENTS ACROSS KEY FINANCIAL METRICS, TREASURY AT ALL-TIME HIGH

Avino Silver & Gold Mines Ltd. (ASM: TSX/NYSE American; FSE: GV6) a long-standing silver producer in Mexico, announces its audited consolidated financial results for the fourth quarter and year ended December 31, 2024. All amounts are in U.S. dollars unless stated otherwise.

Fourth Quarter 2024 Financial Highlights (compared to Q4 2023)

•	Record Revenues: The Company realized revenues of $24.4 million, an increase of 95%, driven by increased production and higher realized silver and gold prices in the quarter.

•	Record Gross Profit: Gross profit, or mine operating income, was $10.5 million and represented an increase of 308%. The significant improvement was a result of items noted related to revenues, as well as meaningful unit cost reductions and currency movements between the US dollar and Mexican Peso.

•	Record Cash Flow Generation: The Avino Mine delivered cash provided by operating activities of $15.6 million, up over 2,000%, as well as mine operating cash flows before taxes[3] of $11.9 million, up 230%.

•	Record Earnings and Adjusted Earnings: The Company realized net income of $5.1 million, or $0.03 per share, up 804%, and adjusted earnings[3] of $10 million, or $0.07 per share, an increase of 405%. Earnings before interest, taxes, depreciation and amortization (“EBITDA”)[3] was $9.1 million, up 712%

•	Improved Costs per Ounce Metrics: Cash costs per silver equivalent payable ounce sold[1,2,3] was $13.88 and all-in sustaining cash costs per silver equivalent payable ounce sold[1,2,3] was $18.62, down 8% and 14%, respectively.

Full Year 2024 Financial Highlights (compared to FY 2023)

•	All-Time High in Cash Strength: Cash balance of $27.3 million, an increase of 916%. This represents the highest balance in the Company’s history and positions the Company to execute on its organic growth plans.

•	Record Revenues: The Company realized revenues of $66.1 million, an increase of 51%, driven by improved production and sales volumes, as well as higher realized metal prices in 2024

•	Record Gross Profit: Gross profit, or mine operating income, was $23.2 million and represented an increase of 197%.

•	Record Earnings and Adjusted Earnings: The Company realized net income of $8.1 million, or $0.06 per share, with adjusted earnings[3] up 364% at $21.3 million, or $0.15 per share. EBITDA[3] rose significantly and was $18 million, up 620%.

•	Record Cash Flow Generation: The Avino Mine delivered cash provided by operating activities of $23.1 million, up over 1400%. Mine operating cash flow before taxes[3] of $27.6 million, an increase of 150%

•	Improved Costs per Ounce Metrics: Cash costs per silver equivalent payable ounce sold[1,2,3] came in at $14.84, down 5% and all-in sustaining cash costs per silver equivalent payable ounce sold[1,2,3] was $20.57, down 6%.

“In the fourth quarter, we delivered record financial performance driven by higher metal prices and increased production from our Avino Mine,” said Nathan Harte, Chief Financial Officer. “With records set in revenues and cash flow generation, our operating margins further strengthened our debt-free balance sheet to record highs. On the cost side, our operating costs decreased and further increased margins, allowing record free-cash flow generation. Our focus continues to be on growth and delivering additional value to our shareholders through disciplined and organic growth as outlined in our 5-year plan. With over $27 million in cash to close out the year, we are well-positioned for the future.”

Avino Silver & Gold Mines Ltd. –March 11, 2025

AVINO ACHIEVES RECORD FINANCIAL PERFORMANCE FOR 2024; IMPROVEMENTS ACROSS KEY FINANCIAL METRICS, TREASURY AT ALL-TIME HIGH

“Avino delivered an outstanding performance in 2024, achieving record financial results, strong operational execution, and benefiting from a supportive market environment,” said David Wolfin, President and CEO. “The Company posted record revenues and significant growth across key financial metrics, reflecting higher production, cost efficiencies, and strong metal prices. Our record-breaking year would not have been possible without the dedication, expertise, and hard work of our operational teams and employees across the company. Their commitment to excellence, teamwork, and innovation has been instrumental in achieving these milestones. On behalf of our leadership, thank you for your efforts and contributions—your work continues to drive Avino’s success. With a solid financial foundation, strong operational performance, and positive market trends, Avino is well-positioned for continued growth and value creation in 2025 and beyond."

Financial Highlights

HIGHLIGHTS (Expressed in 000’s of US$)	Fourth Quarter 2024	Fourth Quarter 2023	Change	Year 2024	Year 2023	Change
Financial Operating Performance
Revenues	$24,382	$12,530	95%	$66,178	$43,889	51%
Mine operating income	$10,456	$2,561	308%	$23,201	$7,819	197%
Net income	$5,092	$563	804%	$8,100	$542	1394%
Earnings before interest, taxes and amortization (“EBITDA”)[1]	$9,099	$1,120	712%	$18,037	$2,506	620%
Adjusted earnings[1]	$9,950	$1,972	405%	$21,333	$4,601	364%
Cash provided by operating activities	$15,551	$621	2404%	$23,124	$1,488	1454%
Mine operating cash flow before taxes[1]	$11,878	$3,597	230%	$27,578	$11,017	150%
Per Share Amounts
Earnings per share – basic	$0.04	$0.00	100%	$0.06	$0.00	100%
Earnings per share – diluted	$0.03	$0.00	100%	$0.06	$0.00	100%
Adjusted earnings per share[1]	$0.07	$0.02	250%	$0.15	$0.04	275%
HIGHLIGHTS (Expressed in 000’s of US$)	December 31, 2024	September 30, 2024	Change	December 31, 2024	December 31, 2023	Change
Liquidity & Working Capital
Cash	$27,317	$7,767	252%	$27,317	$2,688	916%
Working capital[1]	$25,235	$15,878	59%	$25,235	$9,727	159%

Operating Highlights and Overview

HIGHLIGHTS (Expressed in US$, unless otherwise noted)	Fourth Quarter 2024	Fourth Quarter 2023	Change	Year 2024	Year 2023	Change
Operating
Tonnes Milled	181,733	143,738	26%	648,774	615,373	5%
Silver Ounces Produced	283,794	224,723	26%	1,109,214	928,643	19%
Gold Ounces Produced	2,560	1,452	76%	7,477	7,335	2%
Copper Pounds Produced	1,773,694	1,317,793	35%	6,197,603	5,304,808	17%
Silver Equivalent Ounces[1] Produced	735,557	558,460	32%	2,652,498	2,415,232	10%
Concentrate Sales and Cash Costs
Silver Equivalent Payable Ounces Sold[2]	889,294	584,061	52%	2,562,211	2,086,485	23%
Cash Cost per Silver Equivalent Payable Ounce[1,2,3]	$13.88	$15.04	-8%	$14.84	$15.61	-5%
All-in Sustaining Cash Cost per Silver Equivalent Payable Ounce[1,2,3]	$18.62	$21.67	-14%	$20.57	$21.87	-6%

Avino Silver & Gold Mines Ltd. –March 11, 2025

AVINO ACHIEVES RECORD FINANCIAL PERFORMANCE FOR 2024; IMPROVEMENTS ACROSS KEY FINANCIAL METRICS, TREASURY AT ALL-TIME HIGH

4th Quarter and Full Year Operating Highlights

Silver Equivalent Production Increases:

•	Avino produced 735,557 silver equivalent ounces in Q4 2024, representing a 32% increase from Q4 of 2023 and a 10% increase compared to the previous quarter. This increase was driven by improved gold grades and increased mill throughput.

•	Full year 2024 production increased significantly due to overall mill performance and availability. With production of 2.65 million silver equivalent ounces, the Company completed the year within our targeted full year production of 2.5 to 2.8 million silver equivalent ounces. Production guidance for 2025 consists of a range of 2.5 million to 2.8 million silver equivalent ounces. Silver equivalent ounces in our production guidance range are calculated using prices of $30.00 per ounce for silver, $2,600 per ounce for gold, and $4.18 per pound of copper.

Mill Throughput Increases:

•

The Company processed 181,733 tonnes in Q4 2024, a 26% increase compared to Q4 2023, and the highest throughput quarter in the Company’s history. Mill availability and performance is a result of considerable work from our operations team in Durango, allowing for meaningful improvements in operational metrics, as well as improving the Company’s cash and working capital positions. In 2024, mill throughput was 648,774 tonnes, a 5% overall increase from 2023.

Fourth Quarter Gold Production:

•

Q4 2024 production of 2,560 gold ounces represented a 76% increase compared to Q4 2023 and was our highest quarter of gold production in 2024. Improved feed grade accounted for the majority of the increase, alongside the mill availability noted above.

La Preciosa

•

Following the signing of the long-term land use agreement with a local community on January 9th, 2024, the Company announced on January 15, 2025 that underground development at La Preciosa had commenced following receipt of all required permit for mining operations.

Health and Safety Performance Improvements:

•

The Company achieved a reduction in Lost Time Incident Frequency Rate (“LTIFR”) of 32% for 2024 to 3.39 per 1,000,000 hours worked, while seeing an increase in hours worked by 47% at the Avino operations. Reportable lost time incident frequency rates also decreased to 0.07, down over 90% from 2023.

2024 Capital Expenditures

Capital expenditures in 2024 were $6.6 million, compared to $8.5 million in 2023, which came in below the range previously disclosed in the Avino 2024 Outlook press release which can be found here on the Company’s website. This is a result of certain La Preciosa expenditures being deferred to 2025, following the receipt of all necessary mining permits after the close of 2024.

ESG Initiatives

Avino follows the ESG Standards and the United Nations Sustainable Development goals. There are 17 Sustainable Development Goals (SDGs), which were developed as a call to action by all countries developed and developing in a global partnership.

At Avino, the communities surrounding our operations are at the heart of our success. We remain deeply committed to supporting local citizens, our dedicated personnel, and their families, reinforcing our role as a responsible and engaged partner in the region.

Avino Silver & Gold Mines Ltd. –March 11, 2025

AVINO ACHIEVES RECORD FINANCIAL PERFORMANCE FOR 2024; IMPROVEMENTS ACROSS KEY FINANCIAL METRICS, TREASURY AT ALL-TIME HIGH

For the third consecutive year, Avino has received the ESR designation which reflects our economic, social and environmental commitment to making a positive impact for our local communities. The distinction is awarded annually by the Mexican Council for Philanthropy (Cemefi) and the Alliance for Corporate Social Responsibility for Mexico (AliaRSE).

Mexican nationals account for 100% of our mine work force. At the end of the year, we have approximately 451 direct jobs which includes the workers at the mine site and in our Durango offices. This translates to approximately 3 times the number of indirect jobs for services, consultants and suppliers in the surrounding communities and the Durango area.

The earnings should be read in conjunction with the Company’s Financial Statements and Management’s Discussion and Analysis (“MD&A”) for the corresponding period, which can be viewed on the Company’s website at www.avino.com, or on SEDAR+ at www.sedarplus.ca or on EDGAR at www.sec.gov.

Qualified Person

Peter Latta, P. Eng, MBA, VP Technical Services, Avino, who is a qualified person within the context of National Instrument 43-101 has reviewed and approved the technical data in this news release.

Non-IFRS Measures

The financial results in this news release include references to non-IFRS Accounting Standards measures. These measures are used by the Company to manage and evaluate the operating performance of the Company’s mining operations and are widely reported in the silver and gold mining industry as benchmarks for performance, but do not have standardized meanings prescribed by IFRS. For a reconciliation of non-GAAP and GAAP measures, please refer to the “Non-IFRS Accounting Standards Measures” section of the Company’s MD&A dated March 11, 2025 for the year ended December 31, 2024, which is incorporated by reference within this news release and is available on SEDAR+ at www.sedarplus.ca.

Conference Call and Webcast

A conference call to discuss the Company’s Q4 and Full Year 2024 operational and financial results will be held Wednesday, March 12, 2025, at 8:00 a.m. PDT / 11:00 a.m. EDT. To participate in the conference call or follow the webcast, please see the details below.

Shareholders, analysts, investors, and media are invited to join the webcast and conference call by logging in here Avino Q4/YE 2024 Financial Results or by dialing the following numbers five to ten minutes prior to the start time.

Toll Free: 888-506-0062

International: 973-528-0011

Participant Access Code: 461244

Participants will be greeted by an operator and asked for the access code. If a caller does not have the code, they can reference the company name. Participants will have the opportunity to ask questions during the Q&A portion.

The conference call and webcast will be recorded, and the replay will be available on the Company’s website later that day.

Avino Silver & Gold Mines Ltd. –March 11, 2025

AVINO ACHIEVES RECORD FINANCIAL PERFORMANCE FOR 2024; IMPROVEMENTS ACROSS KEY FINANCIAL METRICS, TREASURY AT ALL-TIME HIGH

About Avino

Avino is a silver producer from its wholly owned Avino Mine near Durango, Mexico. The Company’s silver, gold and copper production remains unhedged. The Company intends to maintain long-term sustainable and profitable mining operations to reward shareholders and the community alike through our growth at the historic Avino Property and the strategic acquisition of the adjacent La Preciosa which was finalized in Q1 2022. Avino currently controls mineral resources, as per NI 43-101, with a total mineral content of 371 million silver equivalent ounces, within our district-scale land package. Early in 2024, the pre-feasibility Study on the Oxide Tailings Project was completed. This study is a key milestone in our growth trajectory. As part of Avino’s commitment to adopting sustainable practices, we have been operating a dry-stack tailings facility for more than one year now with excellent results. We are committed to managing all business activities in a safe, environmentally responsible, and cost-effective manner, while contributing to the well-being of the communities in which we operate. We encourage you to connect with us on X (formerly Twitter) at @Avino_ASM and on LinkedIn at Avino Silver & Gold Mines. To view the Avino Mine VRIFY tour, please click here.

For Further Information, Please Contact:

Investor Relations

Tel: 604-682-3701

Email: IR@avino.com

This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including the mineral resource estimate for the Company’s Avino Property, including La Preciosa, located near Durango in west-central Mexico (the “Avino Property”) with an effective date of November 30, 2022, prepared for the Company, and references to Measured, Indicated, Inferred Resources dated October 16, 2023 as well as the Prefeasibility Study dated January 16, 2024 and references to Measured, Indicated Resources, and Proven and Probable Mineral Reserves referred to in this press release. This information and these statements, referred to herein as “forward-looking statements” are made as of the date of this document. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) the estimated amount and grade of mineral reserves and mineral resources, including the cut-off grade; (ii) estimates of the capital costs of constructing mine facilities and bringing a mine into production, of operating the mine, of sustaining capital, of strip ratios and the duration of financing payback periods; (iii) the estimated amount of future production, both ore processed and metal recovered and recovery rates; (iv) estimates of operating costs, life of mine costs, net cash flow, net present value (NPV) and economic returns from an operating mine; and (v) the completion of the full Technical Report, including a Preliminary Economic Assessment, and its timing. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “envisages”, “assumes”, “intends”, “strategy”, “goals”, “objectives” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements. These forward-looking statements are made as of the date of this news release and the dates of technical reports, as applicable. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements.

Cautionary note to U.S. Investors concerning estimates of Mineral Reserves and Mineral Resources

All reserve and resource estimates reported by Avino were estimated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards. The U.S. Securities and Exchange Commission (“SEC”) now recognizes estimates of “measured mineral resources,” “indicated mineral resources” and “inferred mineral resources” and uses new definitions of “proven mineral reserves” and “probable mineral reserves” that are substantially similar to the corresponding CIM Definition Standards. However, the CIM Definition Standards differ from the requirements applicable to US domestic issuers. US investors are cautioned not to assume that any “measured mineral resources,” “indicated mineral resources,” or “inferred mineral resources” that the Issuer reports are or will be economically or legally mineable. Further, “inferred mineral resources” are that part of a mineral resource for which quantity and grade are estimated on the basis of limited geologic evidence and sampling. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.

Footnotes:

1. In Q4 2024, AgEq was calculated using metal prices of $31.34 per oz Ag, $2,662 per oz Au and $4.17 per lb Cu. In Q4 2023, AgEq was calculated using metals prices of $23.23 oz Ag, $1,976 oz Au and $3.71 lb Cu. For FY 2024, AgEq was calculated using metal prices of $28.24 per oz Ag, $2,387 per oz Au and $4.15 per lb Cu. For FY 2023, AgEq was calculated using metal prices of $23.39 oz Ag, $1,976 oz Au and $3.85 lb Cu. Calculated figures may not add up due to rounding.

2. “Silver equivalent payable ounces sold” for the purposes of cash costs and all-in sustaining costs consists of the sum of payable silver ounces, gold ounces and copper tonnes sold, before penalties, treatment charges, and refining charges, multiplied by the ratio of the average spot gold and copper prices to the average spot silver price for the corresponding period.

3. Non-IFRS Accounting Standard measure. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning under IFRS and the calculation methods may differ from methods used by other companies with similar reported measures. See Non-IFRS Accounting Standards Measures section for further information and detailed reconciliations.